UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 12)*

                               AutoNation, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  05329W102
------------------------------------------------------------------------------
                                (CUSIP Number)

                                John G. Finley
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 23, 2007
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 17 Pages

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)   X
                                                          (b)  [_]
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------

                    7      SOLE VOTING POWER

                           32,767,921

                    -----------------------------------------------------------

                    8      SHARED VOTING POWER

 NUMBER OF SHARES
   BENEFICIALLY            0
                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           32,767,921
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    PN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Institutional Partners, L.P., a Delaware limited partnership

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X
                                                              (b) [_]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A

-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
                           221,701

                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           221,701
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    PN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investors, L.L.C., a Delaware limited liability company

-------------------------------------------------------------------------------


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  X
                                                                    (b) [_]
-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER


                           11,026,765
                    -----------------------------------------------------------

                    8      SHARED VOTING POWER

 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           11,026,765
                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                   [ ]
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                    OO
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investments, Inc., a Delaware corporation

-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  X
                                                                     (b) [_]
-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------


6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           49,728,470
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           49,728,470
                    -----------------------------------------------------------


                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    CO
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CBL Partners, L.P., a Delaware limited partnership

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  X
                                                                   (b) [_]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-------------------------------------------------------------------------------

                    7      SOLE VOTING POWER

                           5,712,083
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER

 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           5,712,083

                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    PN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tynan, LLC, a Delaware limited liability company

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   X
                                                                   (b)  [_]

-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------


                    7      SOLE VOTING POWER

                           2,406
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           2,406
                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    OO
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investment Management, L.P., a Delaware limited partnership

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   X
                                                                  (b)  [_]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                  [ ]
-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           61,964
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER

 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------

  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           61,964
                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    50,052,840
-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Partners, L.P., a Delaware limited partnership

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  X
                                                                   (b) [_]

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           43,794,686
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           43,794,686
                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                    PN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Investment Management, LLC, a Delaware limited liability company

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  X
                                                                    (b) [_]
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        N/A
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           221,701
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           221,701
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                    OO
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward S. Lampert
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  X
                                                                     (b) [_]
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A

-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER


                           49,920,434
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           49,920,434
                    -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    IN
-------------------------------------------------------------------------------

CUSIP No. 05329W102
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William C. Crowley

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   X
                                                                  (b)  [_]
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                N/A
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------

                    7      SOLE VOTING POWER
                           132,406
                    -----------------------------------------------------------
                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0

                    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON   9      SOLE DISPOSITIVE POWER
       WITH
                           132,406
                    -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    50,052,840
-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                   [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                    IN
-------------------------------------------------------------------------------

          This Amendment No. 12 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoNation, Inc. (the "Issuer"). This Amendment No. 12 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), ESL Investments, Inc. ("Investments"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Tynan, LLC ("Tynan"), ESL Investment Management, L.P., a Delaware limited partnership ("ESLIM"), RBS Partners, L.P., a Delaware limited partnership ("RBS"), RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert, and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.


          The Filing Persons are filing this Amendment No. 12 to report that Mr. Lampert has determined that he will not be standing for re-election to the Board of Directors of the Issuer.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

          The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may distribute Shares to various of their partners or may engage in any combination of the foregoing. Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

          Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. On March 23, 2007, Mr. Lampert determined that he will not be standing for re-election to the Board of Directors of the Issuer, in order to devote more time to his duties at Investments and Sears Holdings Corporation. Mr. Lampert will remain on the Board of Directors until the upcoming annual meeting of the Issuer's shareholders in May 2007.

          As a result of the Filing Persons' ongoing review and evaluation of the business of the Issuer, the Filing Persons may, through Mr. Crowley's representation on the Board of Directors of the Issuer and otherwise, continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

          Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

          (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 50,052,840 Shares (approximately 23.9% of the outstanding Shares based on the Issuer having 209,075,307 Shares outstanding on February 23, 2007, as disclosed in the Issuer's last annual report on Form 10-K).


REPORTING PERSON      NUMBER OF       PERCENTAGE OF    SOLE VOTING       SHARED           SOLE            SHARED
                        SHARES         OUTSTANDING        POWER       VOTING POWER     DISPOSITIVE      DISPOSITIVE
                     BENEFICIALLY        SHARES                                           POWER            POWER
                        OWNED

ESL Partners,      50,052,840 (1)         23.9%         32,767,921          0          32,767,921            0
L.P.

ESL                                       23.9%
Institutional      50,052,840 (1)                        221,701            0            221,701             0
Partners, L.P.

ESL Investors,     50,052,840 (1)         23.9%         11,026,765          0          11,026,765            0
L.L.C.

ESL Investments,   50,052,840 (1)         23.9%       49,728,470 (2)        0        49,728,470 (2)          0
Inc.

CBL Partners,      50,052,840 (1)         23.9%         5,712,083           0           5,712,083            0
L.P.

                   50,052,840 (1)         23.9%           2,406             0             2,406              0
Tynan, LLC

ESL Investment     50,052,840 (1)
Management, L.P.                          23.9%           61,964            0            61,964              0

RBS Partners,      50,052,840 (1)         23.9%       43,794,686 (3)        0        43,794,686 (3)          0
L.P.

RBS Investment     50,052,840 (1)         23.9%        221,701 (4)          0          221,701 (4)           0
Management, LLC

Edward S. Lampert  50,052,840 (1)         23.9%       49,920,434 (5)        0        49,920,434 (5)          0

William C.         50,052,840 (1)         23.9%        132,406 (6)          0          132,406 (6)           0
Crowley


(1) This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors, 5,712,083 Shares held for the account of CBL, 2,406 Shares held for the account of Tynan, 61,964 Shares held for the account of ESLIM, 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

(2) This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors and 5,712,083 Shares held for the account of CBL.

(3) This number consists of 32,767,921 Shares held for the account of ESL and 11,026,765 Shares held for the account of Investors.

(4) This number consists of 221,701 Shares held for the account of Institutional.

(5) This number consists of 32,767,921 Shares held for the account of ESL, 221,701 Shares held for the account of Institutional, 11,026,765 Shares held for the account of Investors, 5,712,083 Shares held for the account of CBL, 61,964 Shares held for the account of ESLIM and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert.

(6) This number consists of 2,406 Shares held for the account of Tynan and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

          (c) There have been no transactions in Shares by any of the Filing Persons since the date of the last amendment on Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2007


                           ESL PARTNERS, L.P.

                           By:   RBS Partners, L.P., as its general partner

                           By:   ESL Investments, Inc., as its general partner


                           By:   /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           ESL INSTITUTIONAL PARTNERS, L.P.

                           By:   RBS Investment Management, L.L.C.,
                                 as its general partner

                           By:   ESL Investments, Inc., as its manager

                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           ESL INVESTORS, L.L.C.

                           By:   RBS Partners, L.P., as its managing member

                           By:   ESL Investments, Inc., as its general partner


                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           ESL INVESTMENTS, INC.


                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel

                           CBL PARTNERS, L.P.

                           By:   ESL Investments, Inc., as its general partner


                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           TYNAN, LLC

                           By:    /s/ William C. Crowley
                                 --------------------------------
                                 Name:  William C. Crowley
                                        Title:  Member


                           ESL INVESTMENT MANAGEMENT, L.P.

                           By: ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

                                 By:   /s/ Edward S. Lampert
                                       --------------------------------
                                       Name:  Edward S. Lampert
                                       Title:  Managing Member


                           RBS PARTNERS, L.P.

                           By:   ESL Investments, Inc., as its general partner

                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           RBS INVESTMENT MANAGEMENT, L.L.C.

                           By:   ESL Investments, Inc., as its manager

                           By:    /s/ Theodore W. Ullyot
                                 --------------------------------
                                 Name:  Theodore W. Ullyot
                                 Title:  EVP & General Counsel


                           EDWARD S. LAMPERT

                           /s/   Edward S. Lampert
                           ------------------------------------------
                           Edward S. Lampert


                           WILLIAM C. CROWLEY

                           /s/   William C. Crowley
                           -----------------------------------------
                           William C. Crowley